UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

TARGETED MEDICAL PHARMA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

876140104

(CUSIP Number)

Shlomo Rechnitz
5967 West 3rd Street
Los Angeles, California 90036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876140104		Page 2 of 6

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shlomo Rechnitz
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO-Merger Transaction
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,182,272
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,182,272
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,182,272
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 4)
14		TYPE OF REPORTING PERSON* IN

(1)

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of Targeted Medical Pharma, Inc., a Delaware corporation (the “Company” or the “Registrant”).  The principal executive office of the Company is located at 2980 Beverly Glen Circle, Suite 301, Los Angeles, California 90077.

All information contained in this Schedule 13D is, after reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, true, complete and correct as of the date of this Schedule 13D.

Item 2.  Identity and Background.

(a)  This statement is being filed by Shlomo Rechnitz (the “Reporting Person”).

(b)  The Reporting Person’s business address is 5967 West 3rd Street, Los Angeles, California 90036.

(c)  The Reporting Person’s occupation is Chief Executive Officer, Brius Healthcare, 5967 West 3rd Street, Los Angeles, California 90036.

(d)  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

As more fully described under Item 4 below, AFH Acquisition III, Inc. (“AFH”), TMP Merger Sub, Inc., (“TMP MS”), AFH Merger Sub, Inc. (“AFH MS”), AFH Holding and Advisory, LLC (“AFH Advisory”) and Targeted Medical Pharma, Inc. (“TMP”) entered into the Agreement and Plan of Reorganization (the “Merger Agreement”), pursuant to which the Reporting Person received 1,182,272 shares of Common Stock of the Company.

The consideration for the issuance of such securities was the merger pursuant to the Merger Agreement.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the Common Stock based on the Reporting Person’s belief that such an investment represented an attractive investment opportunity.  The Reporting Person may purchase additional securities, if the Reporting Person deems that such a transaction represents an attractive investment opportunity, or may similarly dispose of such securities to meet his investment objectives.

Pursuant to the Merger Agreement, on January 31, 2011, TMP Merger Sub merged with and into TMP with TMP continuing as the surviving entity.  Immediately after the TMP Merger, AFH merged with and into AFH Merger Sub with AFH continuing as the surviving entity (the “Surviving Subsidiary”).  As a result of the AFH Merger, the name of the Registrant was changed from “AFH Acquisition III, Inc.” to “Targeted Medical Pharma, Inc.”  As a result of the Reorganization, the Surviving Subsidiary will be a wholly-owned subsidiary of the Registrant.

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Upon consummation of the TMP Merger, (i) each outstanding share of TMP common stock was exchanged for approximately 1.48 shares of AFH common stock and (ii) each outstanding TMP option, which was exercisable for one share of TMP common stock, was exchanged for an option exercisable for 1.48 shares of AFH common stock.  Upon consummation of the AFH Merger, which occurred immediately upon consummation of the TMP Merger, each outstanding share of AFH common stock and each outstanding option to purchase AFH common stock was exchanged for one share of the Registrant’s Common Stock and one option to purchase one share of the Registrant’s Common Stock.  As a result of the Reorganization, holders of TMP common stock and options received 18,308,576 shares of the Registrant and options to purchase 566,424 shares of the Registrant, or 83.89% of the Registrant’s issued and outstanding Common Stock on a fully diluted basis.  The Reporting Person will hold 5.4% of the Registrant’s issued and outstanding Common Stock.

The foregoing descriptions of the Merger Agreement are subject to the more detailed provisions set forth in the agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on February 3, 2011.

Plans or Proposals of the Reporting Persons

Except as set forth above, the Reporting Person does not have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)  The aggregate number and percentage of the Company's Common Stock owned by the Reporting Person is 1,182,272; Percentage: 5.4%

(b)  The number of shares of Common Stock over which the Reporting Person has the power to vote and the power to dispose is as follows:

1. Sole power to vote or to direct vote:  1,182,272

2. Shared power to vote or to direct vote:  -0-

3. Sole power to dispose or to direct the disposition: 1,182,272

4. Shared power to dispose or to direct the disposition -0-

(c)  Except as described in Items 3 and 4 above, there have been no transactions effected with respect to the Common Stock held by the Reporting Person within the past 60 days of the date hereof by the Reporting Person.

(d)  No person(s) other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

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(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.

10.1
Agreement and Plan of Reorganization (the “Merger Agreement”), by and among AFH Acquisition III, Inc. (“AFH”), TMP Merger Sub, Inc. (“TMP Merger Sub”), AFH Merger Sub, Inc. (“AFH Merger Sub”), AFH Holding and Advisory, LLC (“AFH Advisory”), Targeted Medical Pharma, Inc. (“TMP”), William E. Shell, MD, Elizabeth Charuvastra and Kim Giffoni (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on February 3, 2011).

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 11, 2011	/s/ Shlomo Rechnitz
Shlomo Rechnitz

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